

March 28, 2022

Marcus Moeltner
Chief Financial Officer
RAYONIER ADVANCED MATERIALS INC.
1301 Riverplace Boulevard
Suite 2300
Jacksonville, FL 32207

> **Re: RAYONIER ADVANCED MATERIALS INC.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed March 1, 2022**
> **File No. 001-36285**

Dear Mr. Moeltner:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Use of Estimates, page 26

1. We note your disclosure that you have recorded certain deferred tax assets you believe will be realized in future periods based on your analysis of both positive and negative evidence about the future realization of the tax benefit of each existing deductible temporary difference or carryforward and that future realization is based on the existence of sufficient taxable income of the appropriate character, within the appropriate taxing jurisdiction, and within the carryback and carryforward periods available under the applicable tax laws. We also note that the realizability of deferred tax assets is a Critical Audit Matter identified by your auditor in their report. Given the significant balance of deferred tax assets and the material losses from continuing operations during each of the three years ended December 31, 2021, please tell us and more fully disclose and discuss

how you determined it is more likely than not that you will realize net deferred tax assets as of December 31, 2021. Please provide us and disclose a detailed description of the positive and negative factors you considered in assessing the realizability of deferred tax assets. Please also tell us and disclose and discuss your reliance on each source of taxable income identified in ASC 740-10-30-18 and specifically address the following:

- Explain how you determined the tax valuation allowance you recorded;
- If you are relying on the recognition of future pre-tax income, tell us and disclose the amount of pre-tax income you will need to generate to fully realize deferred tax assets and the taxing jurisdiction and time period in which such pre-tax income will be required to be generated. Provide and disclose and discuss the significant assumptions underlying any future earnings projections; and
- If you are relying on tax planning strategies, tell us and disclose the nature of the tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount each strategy covers, and any uncertainties, risks, or assumptions related to the tax-planning strategies.

Please refer to ASC 740-10-30-16 through 25 and Section 501.14 of the Financial Reporting Codification.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kevin Stertzel at (202) 551-3723 or Anne McConnell at (202) 551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing